MEZABAY INTERNATIONAL INC.
(formerly, Cardtrend International Inc.)
800 5th Avenue
Suite 4100
Seattle WA 98104

February 8, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Mezabay International Inc.
SEC File Number: 0-30013

Dear Ms. Thompson:

In response to your letter of comments dated November 23, 2009, please be advised as follows:

1.           The transaction was not a merger.  It was the acquisition of all of the shares of Gaeawave Sdn. Bhd. (“Gaeawave”) by Mezabay International Inc., a Nevada corporation (the “Company”).

One-at-a-time, each existing member of the board of directors resigned, and was replaced one-at-a-time, by a new member.  Upon the formation of the new board of directors, the new board replaced each officer.  The transaction was accounted for as an acquisition, more commonly referred to as a reverse acquisition with the Company being the acquirer and Gaeawave being the acquiree.

For directors, NRS 78.335.5 provides, “All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless otherwise provided in the articles of incorporation.”

For officers, NRS 78.130.4 provides, “Any vacancy occurring in an office of the corporation by death, resignation, removal or otherwise, must be filled as the bylaws provide, or in the absence of such a provision, by the board of directors.”

NRS 78.565 provides that shareholders vote on a sale, lease or exchange of all of the company’s property and assets, including its goodwill and its corporate franchises. Upon the occurrence of the spin off, the Company continued to retain other assets and property which were acquired in the reverse acquisition.

As such, shareholder approval was not required to replace the board of directors; to implement the spin-off; or, the approve the acquisition of Gaeawave.

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
RE:	Mezabay International Inc. (File No. 0-30013)
February 8, 2010
Page 2

2a.           The Company estimates that the amended Form 8-K containing the financial statements required by Item 9.01 of Form 8-K will be prepared and filed not later than March 8, 2010.

2b.           The Company was not a shell company at the time of the acquisition since the Company had more than nominal assets, other than cash, on the date of acquisition and, additionally, had more than nominal operations on the date of the acquisition.

2c.           ZYCPA Company Limited (“ZYCPA”) will continue as the Company’s auditor and will audit the Company’s consolidated audited financial statements for the year ending December 31, 2009.  ZYCPA has audited Gaeawave’s financial statements for the years ended December 31, 2008.  Gaeawave as incorporated on December 1, 2008.  There was no reason to change the fiscal year end from December 31 accordingly the accounting year end was not changed.

3.           The spin off has occurred.  The Company did not file a registration statement because it believed it was not legally obligated to do so since most of the spun off shares were distributed outside the United States of America and there was is no intention on the part of the Company to create a public market for the spun-off shares.  If the SEC determines that a Form 10 or S-1 registration statement is required to be filed for the spun off shares, the Company, of course, will comply and file the appropriate registration statement. The shares of PBS created by the Company on or about September 14, 2009 and accordingly have not been owned for more than two years.

An amended Form 8-K is being filed concurrently herewith correcting previous information and included audited financial statements and pro forma financial statements as required by Item 9.01 of Form 8-K.

Yours truly,

MEZABAY INTERNATIONAL INC.

BY:	SHOON HAU TSIN
Shoon Hau Tsin, President

cc:	The Law Office of Conrad C. Lysiak, P.S.